Exhibit 99 (b)
UNCONSOLIDATED JOINT VENTURES OF THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2007
(in thousands)

	Initial Cost to Company			Gross Amount at Which Carried at Close of Period
	Land	Buildings, Improvements, and Equipment	Cost Capitalized Subsequent to Acquisition	Land	BI&E	Total		Accumulated Depreciation (A/D)	Total Cost Net of A/D	Encumbrances	Date of Completion of Construction or Acquisition	Depreciable Life
Shopping Centers:
Arizona Mills, Tempe, AZ	$22,017	$161,664	$4,739	$22,017	$166,403	$188,420		$58,167	$130,253	$136,016	1997	50 Years
Fair Oaks, Fairfax, VA	7,667	36,043	60,896	7,667	96,939	104,606		50,525	54,081	140,000	1980	55 Years
The Mall at Millenia, Orlando, FL	18,516	179,298	6,151	18,516	185,449	203,965		40,157	163,808	210,000	2002	50 Years
Stamford Town Center, Stamford, CT	9,538	42,015	70,765	9,538	112,780	122,318		44,672	77,646		1982	40 Years
Sunvalley, Concord, CA	350	66,010	10,609	350	76,619	76,969		50,286	26,683	125,880	1967	40 Years
Waterside Shops at Pelican Bay Naples, FL	12,604	67,387	75,135	12,604	142,522	155,126		31,561	123,565	165,000	2003	40 Years
Westfarms, Farmington, CT	5,287	38,638	109,266	5,287	147,904	153,191		72,091	81,100	195,441	1974	34 Years
Other:
Taubman Land Associates (Sunvalley), Concord, CA	42,697			42,697		42,697			42,697	30,000	2006
Peripheral Land	1,547			1,547		1,547			1,547
Construction in Process and Development Pre-Construction Costs			7,541		7,541	7,541			7,541
Total	$120,223	$591,055	$345,102	$120,223	$936,157	$1,056,380	(1)	$347,459	$708,921

The changes in total real estate assets and accumulated depreciation for the years ended December 31, 2007, 2006, and 2005 are as follows:

	Total Real Estate Assets		Total Real Estate Assets		Total Real Estate Assets			Accumulated Depreciation	Accumulated Depreciation	Accumulated Depreciation
	2007		2006		2005			2007	2006	2005
Balance, beginning of year	$1,157,872		$1,076,743		$1,080,482		Balance, beginning of year	$(320,256)	$(363,394)	$(360,830)
New development and improvements	78,885		48,800		67,023		Depreciation for year	(33,173)	(40,224)	(47,403)
Acquisitions			42,697	(2)			Disposals/Write-offs	3,928	8,270	18,247
Disposals/Write-offs	(3,907)		(8,272)		(18,251)		Transfers In/(Out)	2,042 (3)	75,092 (4)	26,592 (5)
Transfers In/(Out)	(176,470	) (3)	(2,096	) (4)	(52,511	) (5)	Balance, end of year	$(347,459)	$(320,256)	$(363,394)
Balance, end of year	$1,056,380		$1,157,872		$1,076,743	(6)

(1)	The unaudited aggregate cost for federal income tax purposes as of December 31, 2007 was $1.288 billion.
(2)	Includes costs related to the purchase of the land under Sunvalley, acquired by a 50% owned joint venture.
(3)	Includes costs related to The Pier Shops at Caesars, which became a consolidated center in 2007.
(4)
Primarily includes a $174.8 million transfer out of costs relating to Cherry Creek Shopping Center, which became a consolidated center in 2006, offset by a $176.5 million transfer in of costs relating to The Pier Shops at Caesars.

(5)	Includes costs relating to Woodland, which was sold in 2005.
(6)	Excludes costs related to the investment in The Pier Shops at Caesars, which was under construction.